FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 11 June 2020

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

RBS and NatWest Markets announce appointments

11 June 2020

The Royal Bank of Scotland Group plc (RBS) and its subsidiaries, Natwest Markets Plc (NWM) and Natwest Markets N.V. (NWM N.V.), today announce appointments to the NWM Executive Management team and Board. Robert Begbie, Interim NWM Chief Executive Officer since 19 December 2019, has been appointed NWM Chief Executive Officer, and David King, former CEO of MUFG Securities EMEA plc, has been appointed NWM Chief Financial Officer, replacing the Interim NWM Chief Financial Officer Robert Horrocks.

RBS also announces that Donal Quaid, interim Group Treasurer since December 2019, has been appointed Group Treasurer.

Robert Begbie will continue to serve as a member of the NWM Board and as Chair of the NWM N.V. Supervisory Board. David King will join the NWM Board as an Executive Director.

It is anticipated that David King will take up his role during the course of summer 2020.

Alison Rose, Chief Executive of RBS, commented:

“We’re very pleased to make these appointments. When I took over as CEO, re-focusing NatWest Markets was one of my top priorities, and our work here is well underway to deliver against the strategy set out in February. These appointments will allow us to continue the transformation and refocusing process across NatWest Markets that we announced in February and establish a business that delivers even greater benefits for our bank and our customers.

“We would like to congratulate Robert Begbie on his appointment and thank Robert Horrocks for his dedication and commitment as interim CFO, during which NatWest Markets produced strong revenue delivery in Q1 2020. We would also like to welcome David King, who adds extensive experience and expertise from his time at MUFG and elsewhere.

“NatWest Markets plays a crucial role within the Group, allowing us to provide our customers with the products and services they need to succeed.”

Robert Begbie, CEO of NatWest Markets Plc, said:

“I am delighted to have the opportunity to lead NatWest Markets.

“NatWest Markets has an important role within the Group, connecting our customers with international wholesale and capital markets, and partnering to provide the risk management and financing solutions that help them realise their potential and thrive.

“We have made considerable progress in refocussing the business following the strategic announcement in February and we will continue to build upon this during the medium term.”

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 207 672 1758

Amanda Hausler

Head of NatWest Markets Investor Relations

+44 (0) 207 085 6448

RBS Media Relations

+44 (0) 131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS, NWM or NWM N.V.'s future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to RBS, NWM or NWM N.V. in respect of, but not limited to: regulatory capital position and related requirements, financial position, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, exposure to third party risks, ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on RBS, NWM or NWM N.V.. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS, NWM or NWM N.V.'s actual results are discussed in RBS, NWM and NWM N.V.’s respective 2019 Annual Report and Accounts (ARA) and their respective Q1 2020 IMSs, as well as RBS materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS, NWM and NWM N.V. do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	11 June 2020	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary